EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES THAT PRODUCTION HAS RECOMMENCED AT
HORIZON FOLLOWING COMPLETION OF COKER PLANT EXPANSION
CALGARY, ALBERTA – SEPTEMBER 12, 2014 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) is pleased to provide an update on the status of the Company’s Horizon Oil Sands (“Horizon”) project and its recent plant shutdown for routine maintenance and the tie-in of additional coker capacity.

On September 10, 2014, the expansion of the Coker Plant (Phase 2A), was safely completed and production of synthetic crude oil (“SCO”) recommenced with a targeted increase in production capacity to 127,000 bbl/d, an increase from the previous production capacity of 115,000 bbl/d. Horizon production was taken offline for approximately 25 days commencing August 16, 2014 to complete this tie-in work and to perform routine maintenance. Canadian Natural targets to be within previously issued full year 2014 guidance of 109,000 bbl/d to 115,000 bbl/d. The coker tie-in and the associated increase in coker capacity was originally scheduled to be completed in mid-2015; however, due to strong construction performance and the early completion of the coker installation, Canadian Natural accelerated the tie-in to mid-2014.

Phase 2A is one step in a staged expansion that will bring Horizon production capacity to 250,000 bbl/d. The next step, Phase 2B, is targeted to be completed in late 2016 and will add 45,000 bbl/d of production capacity followed by Phase 3 which will add 80,000 bbl/d of production capacity targeted for late 2017. Expansion activities remain on schedule and within sanctioned cost estimates.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone:	(403) 514-7777	STEVE W. LAUT President COREY B. BIEBER Chief Financial Officer & Senior Vice-President, Finance DOUGLAS A. PROLL Executive Vice-President
Facsimile:	(403) 514-7888
Email:	ir@cnrl.com
Website:	www.cnrl.com

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Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements, including the statements regarding anticipated production volumes and targeted project phase completion dates, are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com